

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2015

<u>Via E-mail</u>
Adam L. Miller
President and Chief Executive Officer
Cornerstone OnDemand, Inc.
1601 Cloverfield Blvd.
Santa Monica, CA 90404

      Re: Cornerstone OnDemand, Inc.
            Form 10-K for the fiscal year ended December 31, 2013
            Filed February 26, 2014
            Form 10-Q for the quarterly period ended September 30, 2014
            Filed November 7, 2014
            File No. 001-35098

Dear Mr. Miller:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Stephen G. Krikorian

                Stephen G. Krikorian
                Accounting Branch Chief